

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Stephen Diamond
Senior Vice President and General Counsel
Freeline Therapeutics Holdings plc
1209 Orange Street
Wilmington, DE 19808

> **Re: Freeline Therapeutics Holdings plc**
> **Registration Statement on Form F-3**
> **Filed September 10, 2021**
> **File No. 333-259444**

Dear Mr. Diamond:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marcel Fausten